Exhibit 99.5

Ground Floor, 28 Greenhill Road, Wayville, South Australia 5034 ACN112 202 883

Telephone:  +61 8 8363 0388    Facsimile: +61 8 8132 0766    www.sundanceenergy.com.au

Sundance Energy Australia Limited ABN 76 112 202 883

FOR IMMEDIATE RELEASE

Not for release to US wire services or distribution

in the United States

General Manager

The Company Announcements Office

Australian Securities Exchange

Completion of institutional entitlement offer and shortfall bookbuild

Sundance Energy Australia Limited (ASX: SEA) (Company) today announces the successful completion of the institutional component of its fully underwritten 1 for 1 accelerated non-renounceable entitlement offer (Entitlement Offer). The Entitlement Offer was announced on Thursday, 15 March 2018.

The institutional component of the Entitlement Offer (Institutional Entitlement Offer) raised approximately A$39.8m from the issue of new fully paid ordinary shares in the Company (New Shares) at a price of A$0.059 per New Share (Offer Price). It was well supported by eligible existing shareholders who took up approximately 58% of New Shares available under the Institutional Entitlement Offer.

Eligible institutional shareholders and institutional investors under the institutional shortfall bookbuild subscribed for 17% of the Institutional Entitlement Offer with the shortfall being allocated to Euroz Securities Limited and Morgans Corporate Limited pursuant to the Company’s underwriting arrangement.

New Shares issued as part of the Institutional Entitlement Offer (including as part of the institutional shortfall bookbuild) are expected to be issued on Tuesday, 27 March 2018 and commence trading on a normal settlement basis on the ASX on the same day.  The New Shares issued will rank equally with existing ordinary shares in all respects.

Retail Entitlement Offer

The retail component of the Entitlement Offer (Retail Entitlement Offer) will open on Wednesday, 21 March 2018 and close at 5.00pm (Sydney time) on Tuesday, 3 April 2018.

Eligible retail shareholders with a registered address in Australia or New Zealand will be able to subscribe for 1 New Share for every 1 fully paid ordinary share in the Company held as at 7:00pm (Sydney time) on the record date of Monday, 19 March 2018, at the same offer price of A$0.059 per New Share as the Institutional Entitlement Offer.

Eligible retail shareholders are encouraged to carefully read the Retail Offer Booklet for further details relating to the Retail Entitlement Offer. The Company expects to lodge the Retail Offer Booklet with the ASX and dispatch the Retail Offer Booklet and personalised entitlement and acceptance forms to eligible retail shareholders on or about Wednesday, 21 March 2018. The Retail Offer Booklet will be available at www.asx.com.au.

Shareholder Enquiries

Retail shareholders who have questions relating to the Entitlement Offer should speak with their broker or adviser and/or call the Shareholder Information Line on 1300 556 161 (within Australia) or +61 3 9415 4000 (outside Australia) from 8.30am to 5.30pm (Sydney time) Monday to Friday.

This announcement is for information purposes only and is not a prospectus, disclosure document, product disclosure statement or other offering document under Australian law or any other law (and will not be lodged with the Australian Securities and Investments Commission (ASIC)). The announcement is not and should not be considered an offer or an invitation to acquire entitlements or New Shares or any other financial products.

Disclaimer

This announcement has been prepared for publication in Australia and may not be released or distributed in the United States. This announcement does not constitute an offer to sell, or a solicitation of an offer to buy, securities in the United States or any other jurisdiction. At this time, any securities described in this announcement have not been, and will not be, registered under the US Securities Act of 1933 and may not be offered or sold in the United States except in transactions exempt from, or not subject to, registration under the US Securities Act and applicable US state securities laws.